Exhibit 99.6
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Date: 16 January 2008
Ref: PR597g
Modelling Rio Tinto Alcan
Following Rio Tinto’s successful acquisition of Alcan Inc. (“Alcan”) in the fourth quarter of 2007, Rio Tinto will report its 2007 full year financial results inclusive of Alcan with effect from 24 October 2007.
As an interim step, Alcan’s contribution to Rio Tinto’s 2007 full year financial results will be reported as a separate line in the financial information by business unit. Rio Tinto’s other aluminium businesses will be reported separately and in a format that is consistent with previous financial results announcements.
For 2008 and beyond, Rio Tinto intends to report Rio Tinto Alcan as three separate business units — Bauxite & Alumina, Primary Metal and Engineered Products. The Packaging business unit will be classified for accounting purposes as an asset held for sale. As previously announced on 26 November 2007, the Group is exploring options for the divestment of the Engineered Products business unit taking into account broad stakeholder interests.
Salient points
•	Annual post tax synergies of $940 million are expected from the end of 2009*.

•	Estimated $372 million pre-tax interest cost in respect of the $40 billion Alcan acquisition facility for the period to 31 December 2007.

•	Rio Tinto is continuing with the sale process for the Packaging business and is exploring options for the divestment of Engineered Products as part of the overall $15 billion asset divestment target. $10 billion of this total is targeted for 2008.

•	Packaging will be shown as an asset held for sale in the 2007 accounts.

•	The approximate long-term effective tax rate on underlying earnings for Rio Tinto Alcan, before one-off items and excluding the impact of foreign exchange rate movements, is expected to be 31%.
This release provides some clarification on key issues relating to the modelling of Rio Tinto Alcan assets.
The financial information contained in this release is unaudited.
It should be noted that the provisional values for the purchase price adjustments incorporated in the 2007 financial statements will be subject to revision within 12 months of the date of acquisition as permitted by the relevant accounting standard, IFRS 3, “Business Combinations and Goodwill”.

*	Further analysis of the $940 million synergies was provided at the 26 November 2007 Investor Seminar, available on the Rio Tinto website.
All dollars are US dollars unless otherwise stated.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto Alcan business units
Rio Tinto Alcan is currently organised into four business units:
1.	Bauxite & Alumina
Encompassing Rio Tinto Alcan’s bauxite mining and alumina refining operations, the Bauxite & Alumina business unit operates five bauxite mines and six smelter grade alumina refineries. The business also produces specialty alumina from a number of facilities. This is used in a variety of industrial and consumer product applications. Reserves and resources data for Alcan bauxite mines will be published in the Rio Tinto Annual Report on 17 March 2008.
Bauxite mines

			Rio Tinto Alcan
			share of
		Rio Tinto Alcan	capacity (m
Asset	Location	interest %	tonnes)
Weipa	Australia	100.0	18.2
Gove	Australia	100.0	6.9
Porto Trombetas	Brazil	12.0	2.1
Sangaredi	Guinea	22.9	6.2
Awaso	Ghana	80.0	1.0
Total			34.4
Smelter grade alumina refineries

			Rio Tinto Alcan
			share of
		Rio Tinto Alcan	capacity (m
Asset	Location	interest %	tonnes)
Yarwun	Australia	100.0	1.4
Gove	Australia	100.0	2.0 *
QAL	Australia	80.0	3.2
Sao Luis (Alumar)	Brazil	10.0	0.15
Jonquière	Canada	100.0	1.3
Gardanne	France	100.0	0.2
Total			8.3

*	The Gove alumina refinery is undergoing a 1.8mtpa expansion, with capacity expected to reach 3.8mtpa by the end of 2008.
Key business attributes
Pricing and freight
In general it may be assumed that Rio Tinto Alcan smelter grade alumina is priced based on a percentage of the three month LME price for aluminium, with a one to three month lag. As a reference point, the benchmark Australian export price has typically averaged between 12 per cent and 13 per cent of the 3-month LME aluminium price over the long term. Rio Tinto Alcan’s smelter-grade alumina is typically sold on a Free-On-Board (FOB) basis.
Operating costs
As a broad guide (based on CRU 2006 data) the industry average key operating cost components for an alumina refinery are:
•	Bauxite and related costs — 29 per cent;

•	Energy — 32 per cent;

•	Caustic soda — 13 per cent;

•	Labour — 10 per cent; and

•	Other — 16 per cent.

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Production and shipping
In general it may be assumed that there is relatively little timing difference between production and shipping. Over the longer term these timing differences even out hence from a value perspective there is no impact.
Revenues and shipments
In order to obtain a more complete picture of the Bauxite & Alumina business unit, the substantial inter-segment sales of smelter grade alumina made to the Primary Metal business unit should be factored into any analysis.
The Bauxite & Alumina business unit maintains a commercial sub-unit for the purpose of maximising logistical efficiencies with respect to Rio Tinto Alcan’s smelter system and, as a result, published revenues (intersegment and third party) may not accurately reflect underlying production or operating performance. Analysts should ensure that total alumina shipments and revenues are used if attempting to infer revenue per tonne. Total smelter grade and specialty alumina shipments and revenues for 2006, 2005 and 2004 may be found at page 61 of Alcan’s 2006 Form 10-K filing. It should be noted that total shipments will be higher than production due to the activities of the commercial sub-unit.
Other businesses
In addition to the sale of smelter grade alumina, the Bauxite & Alumina business unit also sells bauxite, speciality alumina, technology and engineering services. While these are important businesses, they are far smaller in scale than the smelter grade alumina business which comprises the vast majority of Bauxite & Alumina’s activity.
Key projects

				Project
		Rio Tinto		capacity	Capex
		Alcan	Commissioning	(Rio Tinto	(Rio Tinto
Project	Location	interest %	timeframe	Alcan share)	Alcan share)
Gove III	Australia	100	2007/08	1.8mtpa	$2.3bn
Alumar expansion	Brazil	10	2009	0.2mtpa	$0.2bn
Yarwun expansion	Australia	100	2010/11	2.0mtpa	$1.8bn
Ma’aden	Saudi Arabia	49	2012	0.8mtpa	Pre-feasibility
Guinea	Guinea	50	2013	0.8mtpa	Pre-feasibility
Ghana	Ghana	51	2014	0.75mtpa	Conceptual stage
Madagascar	Madagascar	51	2014	0.8mtpa	Conceptual stage

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2.	Primary Metal
Rio Tinto Alcan’s Primary Metal business unit operates twenty five aluminium smelters, thirteen power facilities and a number of complementary businesses, including the manufacture and sale of anodes and cathodes, as well as smelting technology and equipment sales, and engineering services.
Aluminium smelters

			Rio Tinto Alcan
		Rio Tinto Alcan	share of
Asset	Location	interest %	capacity (kt)
Bell Bay	Australia	100.0	178
Boyne	Australia	59.4	330
Tomago	Australia	51.6	268
Alucam (Edea)	Cameroon	46.7	47
Alma	Canada	100.0	415
Alouette	Canada	40.0	229
Arvida	Canada	100.0	166
Beauharnois	Canada	100.0	52
Becancour	Canada	25.1	101
Kitimat	Canada	100.0	277
Grande-Baie	Canada	100.0	207
Laterriere	Canada	100.0	228
Shawinigan	Canada	100.0	99
Ningxia(Qingtongxia)	China	50.0	76
Dunkerque	France	100.0	259
Lannemezan*	France	100.0	50
St Jean de-Maurienne	France	100.0	135
ISAL (Reykjavik)	Iceland	100.0	179
Tiwai Point	New Zealand	79.4	281
SORAL (Husnes)	Norway	50.0	82
Sohar**	Oman	20.0	—
Anglesey	UK	51.0	74
Lochaber	UK	100.0	43
Lynemouth	UK	100.0	178
Sebree	United States	100.0	196
Total			4,150

*	Sohar to be commissioned in 2008.

**	Lannemezan is in the process of being closed.
Power facilities

			Rio Tinto Alcan
		Rio Tinto Alcan	share of
Asset	Location	interest %	capacity (MW)	Type
Gladstone	Australia	42.0	706	Coal
Quebec (6 stations)	Canada	100.0	2,687	Hydro
Kemano	Canada	100.0	896	Hydro
Daba	China	21.8	261	Coal
Vigelands	Norway	100.0	26	Hydro
Lynemouth	UK	100.0	420	Coal
Highlands (2 stations)	UK	100.0	80	Hydro
Total			5,076

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Key business attributes
Pricing and freight
In general, it may be assumed that Rio Tinto Alcan aluminium is priced based on the three month forward LME price for aluminium, with a one month lag. From 1 January 2008 Rio Tinto Alcan will be adopting the Rio Tinto policy on hedging. All fixed forward price sales realised from 1 January 2008 will be exposed to floating LME market pricing. There is no current intention to swap the fixed price position inherited on acquisition back to floating rate.
Pricing usually includes a product and market premium for value added product. Observation of past period ingot realisations compared to relevant LME pricing will derive a net premium which also includes the effect of past hedging activities. As an example, the 2006 ex-Alcan net premium was around 2.8 per cent above three month forward LME with a one month lag.
Rio Tinto Alcan’s aluminium is generally sold on an FOB basis to European customers and on a delivered basis to North American and Asian customers.
Operating costs
As a broad guide (based on CRU 2006 data) the key operating cost components of an industry average aluminium smelter are:
•	Alumina and related costs — 45 per cent;

•	Electricity — 26 per cent;

•	Consumables (mainly coke and pitch) — 10 per cent;

•	Labour — 8 per cent; and

•	Other — 11 per cent.
Due to Rio Tinto Alcan’s high proportion of self-owned electricity generation capacity, exposure to cost escalation in respect of electricity is relatively modest. In 2006, approximately 10 per cent of the cost of energy consumed by Rio Tinto Alcan’s smelters was linked to the LME price.
Power
The electricity produced by Rio Tinto Alcan is for smelting, however excess power, when available, may be sold to third parties. Rio Tinto Alcan’s ability to do this in respect of its hydropower facilities is unpredictable and depends on precipitation and regional water levels.
Production
Rio Tinto Alcan’s aluminium smelters operated at close to capacity in 2007, with the exception of the Edea smelter in Cameroon which operated at levels in the region of 85 per cent due to power constraints.
Revenues and shipments
Unlike the Bauxite & Alumina business unit, the Primary Metal business unit does not maintain a commercial sub-unit.
Other businesses
Aside from primary aluminium, the business unit sells smelting material (cathode blocks and anodes), smelting technology and equipment and engineering services, and electricity. Total revenue in 2006 from these other businesses was $881 million.

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Key projects

		Rio Tinto
		Alcan		Project capacity	Est. capex
		interest	Commissioning	(Rio Tinto Alcan	(Rio Tinto
Project	Location	%	timeframe	share)	Alcan share)
Sohar	Oman	20	2008	74ktpa	$340m
Coega	South Africa	80	2010	588ktpa	$2.6bn
Quebec	Canada	100	2010/12	450ktpa	$2.1bn
Kitimat	Canada	100	2010/11	395ktpa	$1.6bn
Abu Dhabi	Abu Dhabi	50	2011/12	375ktpa	Pre-feasibility
ISAL	Iceland	100	2011+	280ktpa	$1.4bn
Ma’aden	Saudi Arabia	49	2011/12	360ktpa	Pre-feasibility
Sarawak	Malaysia	60	2011	450ktpa	Pre-feasibility
Alucam (Edea)	Cameroon	46.7	2012+	285ktpa	Pre-feasibility
3. Engineered Products
The Engineered Products business unit is a portfolio of engineered and fabricated aluminium businesses that provide high value added solutions to a range of customers. Sub-business units include aerospace, cable, composites, extruded products, engineered and automotive solutions, specialty sheet and a selling and sourcing business called AIN.
Key business attributes
Costs
Engineered Products’ main cost is aluminium, followed by labour.
Seasonality
The Engineered Products business unit has a significant seasonal component as European businesses close down for summer.
Divestment
As previously announced, the Group is exploring options for the divestment of the Engineered Products business unit taking into account broad stakeholder interests.
4. Packaging
As previously announced, the Packaging business unit of Rio Tinto Alcan is to be divested and as such, will be treated as an asset held for sale.
Accounting for and financing the Alcan acquisition
Fair value accounting
The Rio Tinto group will include Alcan in its consolidated financial statements for 2007 from the close of business on 23 October 2007, which was the date of acquisition.
Rio Tinto has commissioned expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business will be uplifted to fair value. The residue of the purchase price that is not allocated to specific assets and liabilities will be attributed to goodwill. The fair value of net assets excluding goodwill does not necessarily represent net present value. For example, the purchase price allocation for tangible fixed assets (including smelters and refineries) is based on the lower of depreciated replacement cost and the net present value of the asset.

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The valuation is a detailed and lengthy process. The provisional values incorporated in the 2007 financial statements will be subject to revision within 12 months of the date of acquisition as permitted by the relevant accounting standard, IFRS 3.
The uplift in the balance sheet values of tangible and intangible assets is expected to give rise to a large increase in the depreciation and amortisation charge against Rio Tinto Alcan’s earnings. For the period ended 31 December 2007, this additional depreciation and amortisation is expected to be around $100 million (pre-tax). The incremental depreciation and amortisation on the fair value uplift for the year ended 31 December 2008 is estimated to be around $500 million (pre-tax) based on the provisional purchase price allocation.
Alcan’s Packaging business will be reported in the 2007 financial statements as an ‘Asset held for sale’. Therefore no operating profit will be taken up by Rio Tinto from this segment of the Alcan group.
Alcan one-off items in 2007
Excluded from underlying earnings will be the impact of the requirement to uplift finished goods and work in progress inventories to fair value at the date of acquisition based on selling prices. This considerably reduces the profit margin in the two to three months immediately after the acquisition, when the inventory is sold. Inventories subsequently produced are valued at cost, in the normal way.
Also excluded from underlying earnings will be the non-recurring costs of integrating Alcan with the Rio Tinto Group.
Format of 2007 reporting
Alcan’s contribution to the Group’s 2007 results will be reported in total but separately from the Rio Tinto Aluminium business. In 2008, information will be reported for Rio Tinto Alcan incorporating a full year’s results of aluminium, alumina and bauxite and Engineered Products production from the newly acquired Alcan businesses combined with Rio Tinto Aluminium.
Debt and interest
In support of its acquisition of 100 per cent of Alcan’s common shares, Rio Tinto arranged $40 billion of term loan and revolving credit facilities, fully underwritten and subsequently syndicated. The $40 billion term loan and revolving credit facilities are divided into four tranches with maturities ranging from 364 days (with an option to extend for an additional year at the borrower’s option) out to five years and one business day.
The total amount drawn under the facility as at 31 December 2007 was $37.9 billion. It is estimated that the total interest cost in respect of the facility from the date of acquisition to 31 December 2007 was $372 million with a weighted average interest rate including margin of 5.3 per cent.

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Rio Tinto accounting for Rio Tinto Alcan businesses
The following table lists the non-wholly owned upstream Rio Tinto Alcan businesses that will be consolidated into the Rio Tinto accounts. Note that Alouette, Boyne, QAL, Tiwai Point and Tomago are “tolling entities”. All 100 per cent owned operations listed in the preceding tables are fully consolidated.

		Rio Tinto
		Alcan		Accounting
Asset	Location	interest %	Product	treatment
Porto Trombetas	Brazil	12.0	Bauxite	Equity accounting
Sangaredi	Guinea	22.9	Bauxite	Equity accounting
Awaso	Ghana	80.0	Bauxite	Consolidation
QAL	Australia	80.0	Alumina	Equity accounting
Sao Luis (Alumar)	Brazil	10.0	Alumina	Proportionate consolidation
Boyne	Australia	59.4	Aluminium	Equity accounting
Tomago	Australia	51.6	Aluminium	Proportionate consolidation
Alucam (Edea)	Cameroon	46.7	Aluminium	Equity accounting
Alouette	Canada	40.0	Aluminium	Proportionate consolidation
Becancour	Canada	25.1	Aluminium	Equity accounting
Ningxia (Qingtongxia)	China	50.0	Aluminium	Equity accounting
Tiwai Point	New Zealand	79.4	Aluminium	Equity accounting
SORAL (Husnes)	Norway	50.0	Aluminium	Equity accounting
Sohar	Oman	20.0	Aluminium	Equity accounting
Anglesey	UK	51.0	Aluminium	Equity accounting
Further background on the respective accounting treatments can be found in note 1(b) to the 2006 financial statements (“Basis of consolidation”) on page 103 of the 2006 Annual Report.
Key Alcan reference documents
•	2006 Form 10-K

•	Supplementary Information — second quarter 2007
These documents are available on the Rio Tinto Alcan website at:
http://www.alcan.com/web/publishing.nsf/content/Investors+-+Reports+and+Filings

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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